EXHIBIT 2.2


                                              October 31, 2002


Warburg Pincus, LLC
Jeffrey A. Harris, Managing Director
William H. Janeway, Managing Director


Dear Sirs:

      This side letter, originally signed on September 21, 2002 and extended on October 16, 2002 and October 25, 2002, is hereby amended and restated to read as follows:

       As we have discussed with you, we have proposed to Industri-Matematik International Corp. (the "Company") that it enter into a letter of intent with us for exclusive negotiations leading to a definitive agreement whereby we would purchase all of the capital stock of the Company. The Board of Directors of the Company has approved our proposal. As a condition to our execution of the letter of intent, you must confirm (i) your intention to support such a transaction provided that the cash purchase price offered by us is at least $0.35 per share (a "Qualifying Transaction") and (ii) your agreement that if a merger agreement is executed between us and the Company regarding such a Qualifying Transaction prior to November 4, 2002 you will, depending on the structure of the transaction, either vote in favor of such transaction or tender (and not withdraw) all of your shares of the Company into the tender offer related to such transaction.

       Please confirm your agreement with the foregoing by executing this letter in the space provided below.

                                   Very truly yours,

                                   Symphony Technology Group


                                   By: /s/ Bryan Taylor
                                       ----------------------

Accepted and agreed:

Warburg, Pincus Investors, L.P.

By: Warburg, Pincus & Co., its General Partner


By: /s/ Jeffrey A. Harris
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